SECUR 11020988 SION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2011 PROCESSING WASH. D.C. SECTION

SEC FILE NUMBER
8- 46748

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wells Fargo Insurance Services Investment Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 South College Street, 19th Floor, MAC: D1053-190
(No. and Street)

Charlotte (City) / North Carolina (State) / 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig A.J. Averill 704-715-8174
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

550 South Tryon Street, Suite 3200 (Address) Charlotte (City) North Carolina (State) 28202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig A.J. Averill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wells Fargo Insurance Services Investment Advisors, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Craig A.J. Averill
Signature

President
Title

Joy Aughinbaugh Vickers
Notary Public JOY AUGHINBAUGH VICKERS

JOY AUGHINBAUGH VICKERS
MECKLENBURG COUNTY, N.C.
NOTARY PUBLIC
My Comm. Exp. September 10, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flow
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Duke Energy Center
Suite 3200
550 South Tryon Street
Charlotte, NC 28202-4214

Report of Independent Registered Public Accounting Firm

Board of Directors
Wells Fargo Insurance Services Investment Advisors, Inc:

We have audited the accompanying statement of financial condition of Wells Fargo Insurance Services Investment Advisors, Inc (the Company), as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wells Fargo Insurance Services Investment Advisors, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Charlotte, North Carolina
February 28, 2011

WELLS FARGO INSURANCE SERVICES INVESTMENT ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS		
Cash and cash equivalents	$	**13,050,292**
Commissions receivable		**412,456**
Receivable from Parent		**1,979,583**
Deferred tax asset		**32,514**
Total assets	$	**15,474,845**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Payable to Parent		**2,245,478**
Current taxes payable		**490,635**
Professional fees payable		**112,500**
Unearned insurance income		**109,500**
Other liabilities		**30,663**
Total liabilities		**2,988,776**
STOCKHOLDER'S EQUITY		
Common stock, (No par value, authorized 1,000 shares, 500 shares issued and outstanding)		**20,000**
Additional paid-in capital		**15,759,534**
Retained earnings (deficit)		**(3,293,465)**
Total stockholder's equity		**12,486,069**
Total liabilities and stockholder's equity	$	**15,474,845**

See accompanying notes to financial statements.

WELLS FARGO INSURANCE SERVICES INVESTMENT ADVISORS, INC.
STATEMENT OF OPERATIONS

Year Ended December 31, 2010

REVENUES		
Commissions	$	3,479,403
Other income		16,336
Total revenues		3,495,739
EXPENSES		
Salary, benefits and incentives		1,250,187
Producer commission expense		149,300
Professional and consulting fees		144,800
Occupancy expense		289,225
Administrative expense		45,583
Franchise and other taxes		40,281
Licenses and registration		40,770
Other		166,333
Total expenses		2,126,479
Income before income tax expense		1,369,260
Income tax expense		585,798
Net income	$	783,462

See accompanying notes to financial statements.

WELLS FARGO INSURANCE SERVICES INVESTMENT ADVISORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2010

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2009	**$ 20,000**	**10,117,544**	**102,422**	**$ 10,239,966**
Legal Entity Consolidation (see Footnote 1)		**5,641,990**	**(4,179,349)**	**1,462,641**
Net Income	-		**783,462**	**783,462**
Balance, December 31, 2010	**$ 20,000**	**15,759,534**	**(3,293,465)**	**$ 12,486,069**

See accompanying notes to financial statements.

WELLS FARGO INSURANCE SERVICES INVESTMENT ADVISORS, INC.
STATEMENT OF CASH FLOWS

Year Ended December 31, 2010

		Year ended December 31, 2010
Net income	$	783,462
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in commissions receivable		(4,179)
Increase in receivable from Parent		(983,448)
Increase in deferred tax asset		(32,514)
Decrease in other assets		130,655
Increase in payable to Parent		1,022,510
Increase in current taxes payable		177,155
Increase in professional fees payable		112,500
Increase in unearned insurance income		109,500
Decrease in other liabilities		(272,383)
Net cash provided by operating activities		1,043,258
Net increase in cash		1,043,258
Cash and cash equivalents, beginning of year		12,007,034
Cash and cash equivalents, end of year	$	13,050,292
Cash paid for:		
Income Taxes	$	551,268
Noncash Investing and Financing Activities:		
Adjustment to net assets in connection with legal entity consolidation (See Footnote 1)	$	1,462,641

See accompanying notes to financial statements.

WELLS FARGO INSURANCE SERVICES INVESTMENT ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company – Prior to January 1, 2010, Wachovia Insurance Services Broker Dealer, Inc. was a wholly owned subsidiary of Wachovia Bank N.A. Effective January 1, 2010, Wachovia Insurance Service Broker Dealer, Inc. was sold in a stock transaction to Wells Fargo Insurance Services, Inc. and merged with Wells Fargo Insurance Services Investment Advisors Inc. This transaction was accounted for as a combination of entities under common control. The combined Company retained the name Wells Fargo Insurance Services Investment Advisors, Inc. (the Company). Wells Fargo Insurance Services, Inc. was then merged with Wells Fargo Insurance Services USA, Inc. and retained the name Wells Fargo Insurance Services USA, Inc. (the Parent). Wells Fargo Insurance Services USA, Inc. is a wholly owned subsidiary of Wells Fargo & Company (the Holding Company). The Holding Company is registered with the Federal Reserve Board as a financial holding company in accordance with the Gramm-Leach-Bliley Act of 1999 (GLBA).

The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and is authorized to market variable life insurance contracts and variable annuities. Primary operations of the Company involve commission income received from various insurance companies on policies sold or renewed. A percentage of the commission income received is paid to the agent generating the policy. This producer commission expense is paid by the Parent as directed by the Company (see Note 2).

Basis of Accounting – The Company prepares its financial statements on the accrual basis of accounting. Under this method, revenue is recognized when earned and expenses are recognized when goods or services are received.

Income Taxes - The operating results of the Company are included in the consolidated federal income tax return of Wells Fargo & Company. For each subsidiary having taxable income, current federal income taxes are calculated and paid to the Holding Company. Income tax benefits, when applicable, are calculated for each subsidiary having a taxable loss, and they are remitted by the Holding Company to the extent that income tax benefits are realized from filing a consolidated federal income tax return. The Company also files separate state income tax returns and is included as part of certain combined, consolidated and unitary income tax returns along with other subsidiaries of the Holding Company.

Deferred income tax assets and liabilities are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Cash and Cash Equivalents – The Company invests excess cash in bank overnight accounts on a daily basis. For purposes of reporting cash flows, the Company considers all short-term highly liquid investments with a maturity of three months or less to be cash equivalents.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RELATED PARTIES:

As explained in Note 1, the Company is a wholly-owned subsidiary of Wells Fargo Insurance Services USA, Inc. The Parent paid producer commission expense to agents on behalf of the Company totaling $149,300 related to commission income received during the year ended December 31, 2010. The Company reimburses the Parent for these expenses and recognizes these expenses in its financial statements.

The Parent also provides the Company with other administrative services including but not limited to personnel expenses, operating expenses and overhead. During the year ended December 31, 2010, the Company paid the Parent $42,954 for salaries, benefits and incentives, $230,574 for occupancy expenses 17,248 for administrative expenses and $16,701 for other expenses.

3. NET CAPITAL REQUIREMENTS:

The Company is subject to the requirements of rule 15c3-1 under the Securities Exchange Act of 1934. This rule prohibits a broker-dealer from engaging in security transactions when its "aggregate indebtedness" exceeds 15 times its "net capital", as those terms are defined in the rule. Because the Company does not receive or hold any customers' securities or cash, it is required to maintain a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000. The Company's minimum net capital required was $199,252 as of December 31, 2010. The Company's net capital and net capital ratio were $1,394,199 and 2.14 to 1, respectively as of December 31, 2010.

WELLS FARGO INSURANCE SERVICES INVESTMENT ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

4. RESERVE REQUIREMENTS:

The Company does not hold, carry or maintain cash or securities for the benefit of its customers, or perform custodial functions, and is exempted under paragraph (k)(1) of rule 15c3-3 from reserve requirements of that rule.

5. FOCUS REPORT:

A reconciliation of differences between the Company's FOCUS Report as of December 31, 2010 and the accompanying financial statements for the year then ended is as follows:

	FOCUS Report	Financial Statements	Differences
Cash and cash equivalents	$4,382,975	$13,050,292	$(8,667,317)
Receivables – other	2,484,975	412,456	2,072,519
Other assets	8,606,895	32,514	8,574,381
Receivable from Parent	0	1,979,583	(1,979,583)
Accounts payable, accrued expenses and other liabilities	(2,988,776)	(2,988,776)	0
Total equity	(12,486,069)	(12,486,069)	0
	$ -	$ -	$ -

These differences are due to classification differences on the statement of financial position at December 31, 2010.

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission included with these financial statements is not materially different from the computation reported in the Company's unaudited filing of part IIA of the FOCUS report. The most recent annual report of the Company is available for examination at the offices of the Company and the Atlanta regional office of the Securities and Exchange Commission.

6. SUBORDINATED LIABILITIES:

The Company had no subordinated liabilities at December 31, 2010.

7. INCOME TAXES:

Summary of the provision for income tax for the year ended December 31, 2010, is as follows:

	Current	Deferred	Total
Federal	$456,957	$(27,953)	$429,004
State	165,373	(8,579)	156,794
Total income tax expense (benefit)	$622,330	$(36,532)	$585,798

The reconciliation of federal income tax rates and amounts to the effective income tax rates and amounts for the period ended December 31, 2010, is presented below:

	Amount	% of Pre-tax Income
Income before income tax expense	$1,369,260	
Tax at federal income tax rate	$479,241	35.0%
Reasons for differences in federal income tax rate and effective tax rate		
State income taxes, net	101,916	7.4
Other	4,641	0.4
Total	$585,798	42.8%

The primary components of deferred tax assets and liabilities include deferred compensation, and unearned insurance income. The Company's total deferred tax assets and liabilities at December 31, 2010 was $32,514. There is no valuation allowance on the Company's deferred tax assets at December 31, 2010. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

Based upon its current evaluation, the Company has concluded that there are no uncertain tax provisions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements as of December 31, 2010. The Company recognizes accrued interest and penalties, as appropriate, related to the unrecognized tax benefits in the effective tax rate. The Company recognized no interest in 2010 and the balance of accrued interest was zero at December 31, 2010. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2010, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

The Company files income tax returns in various states and local jurisdictions and it is subject to income tax examinations by tax authorities for years 2001 and forward.

8. COMMITMENTS AND CONTINGENCIES:

The Company's deposits on hand in financial institutions at times exceed federally insured amounts. At December 31, 2010, the Company had approximately $4,142,000 on deposit in one bank which is federally insured for $250,000 and approximately $8,904,000 of lockbox funds on deposit with the Parent as of December 31, 2010.

9. SUBSEQUENT EVENTS

Except as described below, the Company is not aware of any material events that have occurred subsequent to December 31, 2010, and through February 28, 2011, which is the date we issued the financial statements that would require recognition in the financial statements or disclosure in the Notes to the Financial Statements

Pursuant to an operational restructuring, 28 registered representatives of the Company terminated their securities registration effective December 31, 2010 and obtained registration with Wells Fargo Advisors, LLC, an affiliated broker dealer, effective January 1, 2011. The Company anticipates this restructuring will result in decreased future revenue.

Wells Fargo Insurance Services Investment Advisors, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2010

Stockholder's equity		$12,486,069
Less non-allowable assets:		
Cash deposits with Parent, net of normal day-to-day operating balances		11,091,870
Net capital		$1,394,199
Aggregate indebtedness:		
Due to Parent	$2,245,478	
Income taxes payable	490,635	
Other liabilities	252,663	$2,988,776
Minimum net capital required		$199,252
Excess net capital		$1,194,947
Ratio: Aggregate indebtedness to net capital		2.14 to 1

Reconciliation with Company's computation in Part II of Form X-17A-5 as of December 31, 2010

Net capital, as reported in Company's Part II	$1,394,199
Audit adjustments	0
Net capital per above	$1,394,199

See accompanying report of independent registered public accounting firm.

Wells Fargo Insurance Services Investment Advisors, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2010

The Company is exempted under paragraph (k)(1) of rule 15c3-3 from the requirements of this rule.

See accompanying report of independent registered public accounting firm.

Wells Fargo Insurance Services Investment Advisors, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2010

The Company is exempted under paragraph (k)(1) of rule 15c3-3 from the requirements of this rule.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Duke Energy Center
Suite 3200
550 South Tryon Street
Charlotte, NC 28202-4214

Report of Independent Registered Public Accounting Firm

Board of Directors
Wells Fargo Insurance Services Investment Advisors, Inc.

In planning and performing our audit of the financial statements of Wells Fargo Insurance Services Investment Advisor, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Charlotte, North Carolina
February 28, 2011

KPMG

WELLS FARGO INSURANCE SERVICES INVESTMENT ADVISORS, INC.

Financial Statements

December 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)